Exhibit 4.1

VERITAS SOLUTIONS, INC.
SECOND AMENDED AND RESTATED CERTIFICATE OF DESIGNATION
8% SERIES A PREFERRED STOCK

Veritas Solutions, Inc., a corporation organized and existing under the laws of the state of Washington (the "Corporation"), hereby certifies that, pursuant to (i) the authority conferred upon the Board of Directors by the Articles of Incorporation of the Corporation, (ii) the provisions of Section RCW 23B.06.020 and RCW 23B.06.210 of the Revised Code of Washington, and (iii) the resolutions adopted by the Board of Directors of the Corporation by unanimous written consent dated May 16, 2006, the Board of Directors duly adopted resolutions providing for the adoption of the Certificate of Designation of 8% Cumulative Series A Convertible Preferred pursuant to the Agreement and Plan of Merger with Secure Asset Reporting Services, Inc., dated as of May 16, 2006, which resolutions are as follows:

Section 1.
Designation and Amount.  The shares of such series shall be designated as “Series A Preferred” and the number of shares constituting such series shall be one (1).  Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series A Preferred to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock.

Section 2.	Voting Rights.

(A)  The shares of Series A Preferred shall not have voting rights.

(B) Except as otherwise provided herein, by law, or these Articles of Incorporation of the Corporation (the “Articles”), the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C)  Except as set forth herein, or as otherwise provided by law, holders of Series A Preferred shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 3.	Conversion

Except as otherwise provided in these Articles, the shares of Series A Preferred shall be convertible at the discretion of the Series A Preferred stockholder into Common Stock on or before August 16, 2009 (the “Conversion Date”).  The principal, in the amount of Nine Hundred Forty-Nine Thousand Nine Hundred Eight Dollars and Eighty-Three Cents ($949,908.83), plus any unpaid Dividends, as defined in Section 4 (together, the “Liquidation Amount”), shall convert on or before the Conversion Date, at the option of the Series A Preferred stockholder, into such number of shares of Common Stock as shall equal the Liquidation Amount divided by the Conversion Price.  The “Conversion Price” shall initially equal One Dollar ($1.00) per share.  If the Series A Preferred is converted, it must be converted in its entirety and no partial conversion shall be allowed.  The Series A Preferred shall automatically convert into Common Stock on the Conversion Date if not converted earlier.

Section 4.	Dividend. The Series A Preferred will provide an annual dividend at a rate of eight percent (8%), accrued and payable monthly (the “Dividend”).

Section 5.
Rachet Protection.  In the event that the Corporation sells any shares of common stock, grants options to purchase any shares of its common stock, grants any warrants to purchase any of its common stock, issues securities convertible into shares of its common stock or enters into any agreement to do any of the same (other than as compensation for employment, professional or consulting services) at a price (the “Lower Price”) which is lower than the then Conversion Price, the Conversion Price shall be adjusted downward to the Lower Price, such adjustment shall apply for all such issuances.

Section 6.
Payment In Kind.  At the discretion of the Corporation’s Board of Directors, which shall be determined on no less than a quarterly basis, monthly Dividend payments shall be made in either common stock at a price of $1.00 per share or in cash.

Section 7.	Liquidation, Dissolution or Winding Up.

(A)
Upon any liquidation (voluntary or otherwise), dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred unless, prior thereto, the holders of shares of Series A Preferred shall have received the Liquidation Amount, subject to any adjustments provided herein, (the “Series A Liquidation Preference”).  Following the payment of the full amount of the Series A Liquidation Preference, no additional distributions shall be made to the holders of shares of Series A Preferred unless, prior thereto, the holders of shares of Common Stock shall have received an amount per share (the “Common Adjustment”) equal to the Liquidation Amount.  Following the payment of the full amount of the Series A Liquidation Preference and the Common Adjustment in respect of all outstanding shares of Series A Preferred and Common Stock, respectively, holders of Series A Preferred shall receive their ratable and proportionate share of the remaining assets to be distributed on an as if converted basis.

(B)
In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other series of preferred stock, if any, which rank on a parity with the Series A Preferred, then such remaining assets shall be distributed ratably to the holders of such parity shares in proportion to their respective liquidation preferences.

(C)
Neither the consolidation, merger or other business combination of the Corporation with or into any other entity, or the sale, lease, exchange or conveyance of all or any part of the property, assets or business of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 7.

Section 8.	Section 8 intentionally deleted and left blank.

Section 9.
Adjustment of Conversion Price.  The Conversion Price shall be adjusted for any pro rata non-cash distributions to holders of shares of Common Stock, including without limitation, stock dividends, stock splits and securities issued in a recapitalization.  In such event of the adjustment to the Conversion Price, the Conversion Price shall be adjusted by multiplying the Conversion Price by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 10.	Section 10 intentionally deleted and left blank.

Section 11.	Fractional Shares. The Series A Preferred may not be issued as fractional shares.

[Signature Page to Follow]

IN WITNESS WHEREOF, Veritas Solutions, Inc., has caused this Certificate to be signed by Clayton Shelver, its Chief Executive Officer, this ___ day of November, 2007.

By: _________________________
Clayton Shelver, Director & CEO

AGREED AND ACCEPTED:

By: __________________________
Laurence Shelver